AVETA INC.

173 Bridge Plaza North

Fort Lee, New Jersey 07024

July 28, 2008

VIA ELECTRONIC TRANSMISSION AND FACSIMILE

Ms. Sonia Barros

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Aveta Inc. Registration Statement on Form S-1 No. 333-133207

Ladies and Gentlemen:

On April 11, 2006, Aveta Inc., a Delaware corporation (the “Company”), filed Registration Statement No. 333-133207 on Form S-1, as amended by Amendment No. 1 to Form S-1 accepted on June 2, 2006 by and filed on June 5, 2006 with (together with the exhibits and amendments thereto, the “Registration Statement”) the Securities and Exchange Commission (the “SEC”). The Registration Statement has not been declared effective by the SEC and the Registrant has not sold any securities in connection with the proposed offering.

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests the withdrawal of the Registration Statement. The Company is requesting this withdrawal because it has decided not to pursue the offering to which the Registration Statement relates at this time.

If you have any questions about this withdrawal request, please contact Frank Lopez at (212) 969-3492 of Proskauer Rose LLP.

Very truly yours,

AVETA INC.

By: /s/ Robert Torricelli____________________

Name: Robert Torricelli

Title: Chief Operating Officer and Secretary

cc:	Mr. Jeffrey Riedler (Securities and Exchange Commission)

Mr. Frank Lopez, Esq. (Proskauer Rose LLP)